ROCHE BAY PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the three months ending 30 June 2007
for the first quarter of Fiscal Year 2008

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

PROFIT AND LOSS ACCOUNT
For the three months ended 30 June 2007

	30 June 2007 $	30 June 2006 $
Income	235,464	9,403
Interest Received	1,694	9,403
Other Income - AEI Joint Venture Fees	233,770	-
Expenditure	3,128,102	583,730
Administrative Fees	3,118,840	311,665
Professional fees and Commissions	9,262	272,065
Loss for the period	(2,892,638)	(574,327)
Accumulated Loss at 1 April 2007	(3,403,550)	(1,764,250)
Accumulated Loss at 30 June 2007	$ (6,296,188)	$ (2,338,577)

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

BALANCE SHEET
As at 30 June 2007

	30 June 2007	30 June 2006
	$	$
Fixed Assets		
Mining Properties	6,415,540	4,833,539
Other Fixed Property	170,284	40,802
Total Fixed Assets	6,585,824	4,874,341
Current Assets		
Cash at Bank	199,686	1,993,757
Receivables	51,534	160,158
Total Current Assets	251,220	2,153,915
Current Liabilities		
Account Payables	(677,634)	(403,094)
Total Assets less Current Liabilities	7,514,678	7,431,350
Creditors: amounts falling due after more than one year	-	(310,920)
Total Net Assets	$ 6,159,410	$ 6,314,242
Capital and Reserves		
Called up Share Capital	72,156	66,686
Share Premium Account	12,383,442	8,586,133
Profit and Loss account	(6,296,188)	(2,338,577)
Total Shareholders' Funds	$ 6,159,410	$ 6,314,242

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

FUNDS FLOW STATEMENT
For the three months ended 30 June 2007

	30 June 2007	30 June 2006
	$	$
Opening Bank Balance	164,636	-
Closing Bank Balance	199,685	1,993,757
Increase Bank Balance for the period	$ 35,049	$ 1,993,757
Made up as follows:		
Source of Funds		
Net Loss Per Accounts	(2,892,638)	(632,191)
Reverse Expense not affecting the flow of funds - depreciation	6,971	-
	(2,885,667)	(632,191)
Shares Issued for services	3,265,916	
Shares Issued for Cash	-	3,146,849
Source of Funds	$ 380,249	$ 2,514,658

Application of Funds

Increase in Fixed Assets		
Mining Leases Paid	4,117	-
Mining Exploration Capitalised	92,576	-
Immovable property acquired	-	40,802
Decrease in Accounts Payable	245,570	319,941
Increase in Accounts Receivable	2,937	160,158
	$ 345,200	$ 520,901
Total Source of Funds	380,249	2,514,658
Total Application of Funds	345,200	520,901
Change in Bank Balance as above	$ 35,049	$ 1,993,757

END